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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                         High Country Bancorp, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, par value $.01
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  42965Q107
                              ----------------
                               (CUSIP Number)

                              December 31, 2001
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ X ]    Rule 13d-1(b)

                  [ X ]    Rule 13d-1(c)

                  [   ]    Rule 13d-1(d)



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                  *The remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------                                       -------------------
CUSIP No. 42965Q107                                          Page 2 of 8 pages
---------------------                                       -------------------


===============================================================================
    1        NAMES OF REPORTING PERSONS
               Donald Leigh Koch
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A) / /
                                                                    (B) / /
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    3        SEC USE ONLY

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    4        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
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          NUMBER OF                5    SOLE VOTING POWER
                                        23,282
           SHARES              ------------------------------------------------
                                   6    SHARED VOTING POWER
        BENEFICIALLY                    0
                               ------------------------------------------------
       OWNED BY EACH               7    SOLE DISPOSITIVE POWER
                                        91,482*
         REPORTING             ------------------------------------------------
                                   8    SHARED DISPOSITIVE POWER
        PERSON WITH                     0
-------------------------------------------------------------------------------
    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             91,482*
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   10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                       / /
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   11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.92%**
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   12        TYPE OF REPORTING PERSON
             IN
===============================================================================

             *SEE ITEM 4 OF THIS SCHEDULE 13G.
             ** BASED ON 922,209 SHARES OF COMMON STOCK ISSUED AND
                OUTSTANDING AS OF 12/31/01.
-------------------------------------------------------------------------------



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---------------------                                       -------------------
CUSIP No. 42965Q107                                          Page 3 of 8 pages
---------------------                                       -------------------


===============================================================================
    1        NAMES OF REPORTING PERSON       KOCH ASSET MANAGEMENT, L.L.C.


             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  43-1746061
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A) / /
                                                                       (B) / /
-------------------------------------------------------------------------------
    3        SEC USE ONLY
-------------------------------------------------------------------------------
    4        CITIZENSHIP OR PLACE OF ORGANIZATION
               MISSOURI
-------------------------------------------------------------------------------
          NUMBER OF                5    SOLE VOTING POWER
                                        0
           SHARES              ------------------------------------------------
                                   6    SHARED VOTING POWER
        BENEFICIALLY                    0
                               ------------------------------------------------
       OWNED BY EACH               7    SOLE DISPOSITIVE POWER
                                        91,482*
         REPORTING             ------------------------------------------------
                                   8    SHARED DISPOSITIVE POWER
        PERSON WITH                     0
-------------------------------------------------------------------------------
    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             91,482*
-------------------------------------------------------------------------------
   10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                      / /
-------------------------------------------------------------------------------
   11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.92%**
-------------------------------------------------------------------------------
   12        TYPE OF REPORTING PERSON
             IA
-------------------------------------------------------------------------------

              * SEE ITEM 4 OF THIS SCHEDULE 13G.
             ** BASED ON 922,209 SHARES OF COMMON STOCK ISSUED AND
                OUTSTANDING AS OF 12/31/01.
===============================================================================





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ITEM 1.           (a)      Name of Issuer: High Country Bancorp, Inc.


                  (b)      Address of Issuer's Principal Executive Offices:

                           130 West 2nd St.
                           Salida, CO 81201

ITEM 2.           (a)      Name of Person Filing: Donald Leigh Koch
                                                  Koch Asset Management, L.L.C.

                  (b)      Address of Principal Business Offices or, if none,
                           Residence:

                           Donald Leigh Koch
                           1293 Mason Road
                           Town & Country, MO 63131

                           Koch Asset Management, L.L.C.
                           1293 Mason Road
                           Town & Country, MO 63131

                  (c)      Citizenship: United States; Missouri


                  (d)      Title of Class of Securities: Common Stock,
                                                         $.01 par value


                  (e)      CUSIP Number: 42965Q107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR SECTIONS 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [   ]    Broker or Dealer registered under
                                    Section 15 of the Act (15 U.S.C. 78o)
                  (b)      [   ]    Bank as defined in Section 3(a)(6) of the
                                    Act (15 U.S.C. 78c)
                  (c)      [   ]    Insurance Company as defined in Section
                                    3(a)(19) of the Act (15 U.S.C. 78c)
                  (d)      [   ]    Investment Company registered under
                                    Section 8 of the Investment Company Act of
                                    1940 (15 U.S.C. 80 a-8)
                  (e)      [ X ]    An investment adviser in accordance with
                                    240.13d-1(b)(1)(ii)(E)
                  (f)      [   ]    An employee benefit plan or endowment fund
                                    in accordance with Section
                                    240.13d-1(b)(1)(ii)(F)
                  (g)      [   ]    A parent holding company or control person
                                    in accordance with Section
                                    240.13d-1(b)(ii)(G)


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                  (h)      [   ]    A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813)
                  (i)      [   ]    A church plan that is excluded from
                                    the definition of an investment company
                                    under Section 3(c)(14) of the Investment
                                    Company Act of 1940 (15 U.S.C. 80a-3)
                  (j)      [   ]    Group, in accordance with Section
                                    240.13d-1(b)(1)(ii)(J)

                  Koch Asset Management, L.L.C. is an investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E) and has filed this Amendment 4 to Schedule 13G pursuant to Section 240.13d-1(b). Donald Leigh Koch has filed this Amendment 4 to Schedule 13G pursuant to Section 240.13d-1(c).


ITEM 4.           OWNERSHIP.

                  The Information in items 1 and 5-11 on each of the cover pages of this Schedule 13G is hereby incorporated by reference.

                  Koch Asset Management, L.L.C. is a registered investment adviser which furnishes investment advice to individual clients by exercising trading authority over securities held in accounts on behalf of such clients (collectively, the "Managed Portfolios"). In its role as an investment adviser to the Managed Portfolios, Koch Asset Management has sole dispositive power over the Managed Portfolios and, as a result, may be deemed to be the beneficial owner of shares of High Country Bancorp, Inc. Common Stock (the "Common Stock") held by such Managed Portfolios. However, Koch Asset Management does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the Common Stock held in such Managed Portfolios and disclaims any ownership associated with such rights.

                  Donald Leigh Koch owns 100% of Koch Asset Management and serves as the sole Managing Member. Mr. Koch is filing this joint statement with Koch Asset Management as a result of his ownership of and position in Koch Asset Management, from which Mr. Koch may be deemed to have the power to exercise any dispositive power that Koch Asset Management may have with respect to the Common Stock held by the Managed Portfolios. Mr. Koch, individually, and Mr. Koch and his spouse, jointly, own and hold voting power with respect to Managed Portfolios containing approximately 23,282 shares of Common Stock, or an aggregate of approximately 2.52% of the total number of outstanding shares of Common Stock (collectively, the "Koch Shares"). Other than with respect to the Koch Shares, all shares reported herein have been acquired by Koch Asset Management and Mr. Koch specifically disclaims beneficial ownership over any shares of Common Stock that he or Koch Asset Management may be deemed to beneficially own. Furthermore, other than with respect to the Koch Shares, Mr. Koch does not have the right to vote or to receive any dividends from, or the


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                  proceeds from the sale of, the securities held in the
                  Managed Portfolios and disclaims any ownership associated with such rights.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                         N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Each advisory client of Koch Asset Management who owns Common Stock in a Managed Portfolio has the right to receive dividends from, or the proceeds from the sale of, the Common Stock held in the client's Managed Portfolio.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                         N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                         N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                         N/A

ITEM 10.          CERTIFICATION.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


                                      DONALD LEIGH KOCH


                                      March 7, 2002
                                      -------------
                                      Date

                                      /s/ Donald Leigh Koch
                                      ---------------------
                                      Signature

                                      Donald Leigh Koch
                                      -----------------
                                      Name/Title


                                      KOCH ASSET MANAGEMENT, L.L.C.


                                      March 7, 2002
                                      -------------
                                      Date

                                      /s/ Donald Leigh Koch
                                      ---------------------
                                      Signature

                                      Donald Leigh Koch, Managing Member
                                      ----------------------------------
                                      Name/Title




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                                EXHIBIT INDEX

Exhibit I                  Joint Filing Agreement*




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*Previously filed with Initial Schedule 13G.